ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


02045566

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia ~~Residential Funding, Inc.~~ Mortgage Funding Corp
(Exact Name of Registrant as Specified in Charter)

00001033146
(Registrant CIK Number)


RECD S.E.C.
JUL 11 2002
1086

Form 8-K for July 10, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-90772
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on July 11, 2002.

SEQUOIA RESIDENTIAL FUNDING, INC.

By: 
Name: JOHN. H. ISBRANDTSEN
Title: VICE PRESIDENT

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 8

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: July 10, 2002***

Sequoia Mortgage Trust 8

Mortgage Pass-Through Certificates
$633,607,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal Balance [1]	WAL (Yrs) (Call/Mat) [2]	Pymt Window (Mths) (Call/Mat) [2]	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
1A-1	$50,000,000	0.91/NA	1-24/NA - NA	Floater [3]	Senior	[AAA/Aaa/AAA]
1A-2	$61,468,000	2.36/NA	24-29/NA - NA	Fixed [4]	Senior	[AAA/Aaa/AAA]
2A	$463,070,000	3.86/4.24	1-116/1-359	Floater [5]	Senior	[AAA/Aaa/AAA]
3A	$50,000,000	3.83/4.20	1-116/1-359	Net WAC [6]	Senior	[AAA/Aaa/AAA]
X-1	N/A	N/A	N/A	N/A	Senior	[AAA/Aaa/AAA]
X-2A	N/A	N/A	N/A	N/A	Senior	[AAA/Aaa/AAA]
X-2B	N/A	N/A	N/A	N/A	Senior	[AAA/Aaa/AAA]
A-R	100	N/A	N/A	N/A	Senior	[AAA/Aaa/AAA]
B-1	$9,069,000	6.33/7.04	37-116/37-359	Floater [7]	Subordinate	[AA/Aa2/AA]
B-2	$5,506,000	Information Not Provided Hereby		N/A	Subordinate	[A/A2/A]
B-3	$3,886,000			N/A	Subordinate	[BBB/Baa2/BBB]
B-4	$1,618,000			N/A	Subordinate	[BB/Ba2/BB]
B-5	$970,000			N/A	Subordinate	[B/B2/B]
B-6	$2,304,925			N/A	Subordinate	NR/NR
Total	**$647,892,025**					

(1) *Distributions on the Class 1A-1 and 1A-2 Certificates will be primarily derived from 3/1 hybrid adjustable rate mortgage loans (Group 1 Mortgage Loans, as described herein). Distributions on the Class 2A Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans (Group 2 Mortgage Loans, as described herein). Distributions on the Class 3A Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans (Group 3 Mortgage Loans, as described herein). Distributions on the Subordinate Certificates (as described herein) will be primarily derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL and payment windows to Call for the Class 1A-1 and Class 1A-2 Certificates are to the Auction Distribution Date (as described herein). The WAL and Payment Windows to Call for the Class 2A, Class 3A and Class B-1 Certificates are shown to the Clean-Up Call Date (as described herein).*

(3) *The Class 1A-1 Certificates will have an interest rate equal to (a) on or prior to the Auction Distribution Date, one-month LIBOR plus a margin, subject to the lesser of (i) the Group 1 Net WAC Cap and (ii) [11]% and (b) after the Auction Distribution Date, Net WAC of the Group 1 Mortgage Loans. See Accrual Period herein.*

(4) *The Class 1A-2 Certificates will have an interest rate equal to (a) on or prior to the Auction Distribution Date, the fixed interest rate of such Certificate, subject to the Group 1 Net WAC Cap and (b) after the Auction Distribution Date, the Net WAC of the Group 1 Mortgage Loans.*

(5) *The Class 2A Certificates will initially have an interest rate equal to one-month LIBOR plus a margin (which margin [doubles] after the Clean-Up Call Date (as described herein)), subject to the lesser of (i) Group 2 Net WAC Cap (as described herein) and (ii) [11]%.*

(6) *The Class 3A Certificates will have an interest rate equal to the Net WAC of the Group 3 Mortgage Loans.*

(7) *The Class B-1 Certificates will initially have an interest rate equal to one-month LIBOR plus a margin (which margin is multiplied by [1.5] after the Clean-Up Call Date (as described herein)), subject to the lesser of (i) the weighted average Net WAC of the Group 1, Group 2 and Group 3 Mortgage Loans (weighted on the basis of the related subordinate components) and (ii) [11]%.*

Depositor:	Sequoia Residential Funding, Inc.
Co-Lead Managers:	Greenwich Capital Markets, Inc. and Morgan Stanley.
Co-Managers:	Banc of America Securities LLC and Bear Stearns & Co. Inc.
Master Servicer:	Wells Fargo Bank Minnesota, National Association.
Trustee:	HSBC Bank USA.
Custodian:	Deutsche Bank National Trust Company.
Rating Agencies:	S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	July 1, 2002.
Pricing Date:	On or about July [12], 2002.
Closing Date:	On or about July [30], 2002.
Distribution Dates:	The 20th day of each month (or if not a business day, the next succeeding business day), commencing in August 2002.
Certificates:	The "***Senior Certificates***" will consist of the Class 1A-1, Class 1A-2, Class 2A, Class 3A Certificates (together, the ***"Class A Certificates"***), the Class X-1, Class X-2A, Class X-2B (together, the ***"Class X Certificates"***) and Class A-R Certificates. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the ***"Certificates"***. Only the Class 1A-1, Class 1A-2, Class 2A, Class 3A and Class B-1 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Auction Administrator:	Wells Fargo Bank Minnesota, National Association.
Mandatory Auction:	Class 1A-1 and 1A-2 are priced to the Mandatory Auction Call. Five business days prior to the Distribution Date in [December 2004] (the "***Auction Distribution Date***"), the Auction Administrator will auction the Class 1A-1 and Class 1A-2 Certificates to third-party investors. The proceeds of the auction and amounts received from the Swap Counterparty, if any, will be paid to the Auction Administrator who will then distribute an amount equal to the Par Price to the holders of the Class 1A-1 and Class 1A-2 Certificates on the Auction Distribution Date. These holders will be obligated to tender their respective Certificates to the Auction Administrator.

The Swap Counterparty, pursuant to a swap contract with the Auction Administrator, will agree to pay the excess, if any, of the Par Price over the Auction Price.

Swap Counterparty: Greenwich Capital Derivatives, Inc. The Royal Bank of Scotland, Plc. (***"RBS"***) will guarantee the obligations of the Swap Counterparty under the swap contract. The long-term debt obligations of RBS are rated "AA-" by S&P, "AA" by Fitch and "Aa1" by Moody's.

Auction Price: The price at which the Auction Administrator sells each of the Class 1A-1 and Class 1A-2 Certificates to the third-party investors.

Par Price: With respect to the Class 1A-1 Certificates, the principal balance of such certificates, after reducing the principal balance of such certificates by the related principal distributions and losses on the Auction Distribution Date.

With respect to the Class 1A-2 Certificates, the sum of (i) the principal balance of such certificates, after reducing the principal balance of such certificates by the related principal distributions and losses on the Auction Distribution Date, and (ii) accrued interest on such certificates from the first day of the month in which the Auction Distribution Date occurs, up to but excluding the Auction Distribution Date.

Optional Redemption: The terms of the transaction allow for the Certificates to be redeemed and/or retired once the aggregate principal balance of the Mortgage Loans is equal to 20% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Clean-Up Call: The terms of the transaction allow for a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-Up Call Date***").

Pricing Prepayment Speed: The Class 1A-1 and Class 1A-2 Certificates will each be priced to a prepayment speed of [25]% CPR. The Class 2A and Class 3A Certificates will be priced to a prepayment speed of [20]% CPR. The Class B-1 Certificates will be priced to a prepayment speed equal to a combination of [25]% CPR and [20]% CPR, based on the proportion of Group 1 Mortgage Loans and the Group 2 and Group 3 Mortgage Loans, respectively.

Mortgage Loans: The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is approximately $647,892,025. The ***"Group 1 Mortgage Loans"*** consist of approximately 17.85% of the Mortgage Loans and are originated by MLCC. The ***"Group 2 Mortgage Loans"*** consist of approximately 74.14% of the Mortgage Loans. Approximately 61.80% and 38.20% of the Group 2 Mortgage Loans are originated by MSDWCC and GreenPoint, respectively. The ***"Group 3 Mortgage Loans"*** consist of approximately 8.01% of the Mortgage Loans and are originated by GreenPoint (together with the Group 1 and Group 2 Mortgage Loans, the ***"Mortgage Loans"***). All Mortgage Loans are originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Substantially all of the Mortgage Loans are adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties. Approximately 69.67%, 30.16% and 0.17% of the Mortgage Loans are six-month LIBOR, one-month LIBOR and 1 year CMT indexed mortgage loans, respectively. Substantially all of the Mortgage Loans originated by MSDWCC (approximately 45.82% of the Mortgage Loans) provide the related borrower the option to convert the index on such Mortgage Loan to a different index (prime or one-year CMT), provided certain conditions are met. In addition, with respect to such Mortgage Loans, if the related borrower exercises the right to convert the index on such Mortgage Loan, MSDWCC will be obligated to repurchase such Mortgage Loan at par plus accrued interest.

Approximately 99.04% and 0.96% of the Group 1 Mortgage Loans are six-month LIBOR and 1 year CMT indexed Mortgage Loans, respectively. Substantially all of the Group 1 Mortgage Loans have initial rate adjustments occurring approximately 36 months after the origination of each Group 1 Mortgage Loan (***"3/1 ARM"***) and are scheduled to pay interest only for the first 3 years. After such 3 year interest only term, the Group 1 Mortgage loans are scheduled to amortize on a 27 year fully amortizing basis.

Approximately 40.68% and 59.32% of the Group 2 Mortgage Loans are one-month LIBOR and six-month LIBOR indexed Mortgage Loans, respectively. Substantially all of the Group 2 Mortgage Loans have an original term to maturity of approximately 25 or 30 years. Approximately 38.20% and 61.80% of the Group 2 Mortgage Loans are scheduled to pay interest only for the first 5 years and 10 years, respectively. In each case, after such 5-year or 10-year interest-only term, such Group 2 Mortgage Loans are scheduled to amortize on a 25-year or 15-year fully amortizing basis, respectively.

Substantially all of the Group 3 Mortgage Loans are six-month LIBOR indexed mortgage loans and have an original term to maturity of approximately 30 years, scheduled to pay interest only for the first 5 years, after which interest-only term such Group 3 Mortgage Loans are scheduled to amortize on a 25-year fully amortizing basis.

Net WAC: The "***Net WAC***" of the Mortgage Loans is equal to the weighted average mortgage loan rate of the related Mortgage Loans less the servicing and master servicing fee rates.

Accrued Interest: The Class 1A-1, Class 2A and Class B-1 Certificates will settle flat. The Class 1A-2 and Class 3A Certificates will settle with accrued interest. The price to be paid to by investors for the Class 1A-2 and Class 3A Certificates will include accrued interest from the Cut-Off Date up to but not including the closing date ([29] days).

Accrual Period: The interest accrual period (the "***Accrual Period***") with respect to the Class 1A-1, Class 2A and Class B-1 Certificates for a given Distribution Date will be the period beginning, on the 20th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month (on an actual/360 basis for the 1A-1 Certificates prior to the Auction Distribution Date and on a 30/360 basis for the Class 2A and Class B-1 Certificates, and Class 1A-1 Certificates after the Auction Distribution Date).

The Accrual Period with respect to the Class 1A-2 and Class 3A Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Net WAC Cap: The weighted average of the net mortgage rates for the related Mortgage Loans (the related ***"Net WAC Cap"***, or in each case, for the Group 1 Mortgage Loans, the ***"Group 1 Net WAC Cap"***, for the Group 2 Mortgage Loans, the ***"Group 2 Net WAC Cap"***, or for all the Mortgage Loans, the ***"Net WAC Cap"***).

If on any Distribution Date, the Certificate Interest Rate of the Class 1A-1, Class 2A and/or Class B-1 Certificates is subject to the related Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap, but only up to [11]%) over (ii) the amount of interest received on such Certificates based on the related Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap, but only up to [11]%) (together, the related "***Carryover Shortfall Amount***").

Carryover Reserve Fund: As of the Closing Date, the ***"Carryover Reserve Fund"*** will be established on behalf of the Class 1A-1, Class 2A and Class B-1 Certificates. The Carryover Reserve Fund will be funded with any excess interest available after priority 1 through 4 in "Certificates Priority of Distributions" herein. The Carryover Reserve Fund will not be an asset of the REMIC. On any Distribution Date, (i) the Class 1A-1 and Class B-1 Certificates will be entitled to receive payments from the Carryover Reserve Fund from all Mortgage Loans in an amount equal to the related Carryover Shortfall Amount (ii) the Class 2A Certificates will be entitled to receive payments from the Carryover Reserve Fund from the related Mortgage Loans in an amount equal to the related Carryover Shortfall Amount. Any amounts remaining in the Carryover Reserve Fund after such distribution will be distributed to the Class X Certificates.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates (total subordination initially [3.60]%).

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates (total subordination initially [2.20]%).

Shifting Interest: Until the first Distribution Date occurring after July 2012 the Subordinate Certificates will be locked out from receipt of all principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments.

The prepayment percentages on the Subordinate Certificates are as follows:

August 2002 – July 2012	0% Pro Rata Share
August 2012 – July 2013	30% Pro Rata Share
August 2013 – July 2014	40% Pro Rata Share
August 2014 – July 2015	60% Pro Rata Share
August 2015 – July 2016	80% Pro Rata Share
August 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled prior to the Distribution Date in August 2005 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date) the Senior Certificates will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages as described above.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, pro-rata to the Class A Certificates in reduction of their Certificate principal balance.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the Class A Certificates and the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related mortgage loans.
2) Class A-R Certificate, principal allocable to such Certificate, from the related mortgage loans.
3) Concurrently to the Class A Certificates:
   i) Class 1A-1 and Class 1A-2 Certificates, in that order, principal, until their respective principal balances are reduced to zero, from the related mortgage loans.
   ii) Class 2A and Class 3A Certificates, pro-rata, principal, until their respective principal balances are reduced to zero, from the related mortgage loans.
4) Class B-1 Certificates, accrued and unpaid interest at the Class B-1 Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such Class.
6) Class 1A-1, 2A and Class B-1 Certificates, in that order, the related Carryover Shortfall Amount (from amounts available as described in "Carryover Reserve Fund" herein).
7) Class X Certificates, accrued interest.
8) Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rate and the respective shares of principal allocable to such Classes.
9) Class A-R Certificate, any remaining amount.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables (%)

Class 1A-1 To Auction

CPR GRP 1	15% CPR	20% CPR	25% CPR	30% CPR	: 35% CPR	40% CPR
WAL (yr)	1.45	1.16	0.91	0.73	0.61	0.52
MDUR (yr)	1.41	1.13	0.89	0.72	0.60	0.51
First Prin Pay	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02
Last Prin Pay	12/20/04	12/20/04	07/20/04	03/20/04	11/20/03	09/20/03

Class 1A-2 To Auction

CPR GRP 1	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
WAL (yr)	2.39	2.39	2.36	2.28	2.17	2.04
MDUR (yr)	2.25	2.25	2.22	2.15	2.04	1.93
First Prin Pay	12/20/04	12/20/04	07/20/04	03/20/04	11/20/03	09/20/03
Last Prin Pay	12/20/04	12/20/04	12/20/04	12/20/04	12/20/04	12/20/04

Class 2A To Call

CPR GRP 2	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
WAL (yr)	7.31	5.15	3.86	3.02	2.44	2.02
MDUR (yr)	6.44	4.67	3.57	2.83	2.31	1.93
First Prin Pay	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02
Last Prin Pay	01/20/19	12/20/14	03/20/12	03/20/10	10/20/08	10/20/07

Class 2A To Maturity

CPR GRP 2	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
WAL (yr)	7.74	5.58	4.24	3.34	2.71	2.24
MDUR (yr)	6.72	4.98	3.86	3.09	2.53	2.12
First Prin Pay	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02
Last Prin Pay	06/20/32	06/20/32	06/20/32	06/20/32	06/20/32	06/20/32

Class 3A To Call

CPR GRP 3	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
WAL (yr)	7.18	5.08	3.83	3.01	2.43	2.02
MDUR (yr)	5.92	4.41	3.44	2.76	2.27	1.91
First Prin Pay	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02
Last Prin Pay	01/20/19	12/20/14	03/20/12	03/20/10	10/20/08	10/20/07

Class 3A To Maturity

CPR GRP 3	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
WAL (yr)	7.71	5.53	4.20	3.31	2.69	2.24
MDUR (yr)	6.20	4.68	3.69	2.99	2.48	2.09
First Prin Pay	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02	08/20/02
Last Prin Pay	06/20/32	06/20/32	06/20/32	06/20/32	06/20/32	06/20/32

Weighted Average Life Tables (%)

Class B-1 To Call

CPR GRP 1	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
CPR GRP 2 and GRP 3	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
WAL (yr)	11.53	8.34	6.33	5.23	4.45	3.84
MDUR (yr)	9.76	7.34	5.72	4.80	4.13	3.60
First Prin Pay	07/20/08	08/20/06	08/20/05	12/20/04	07/20/04	03/20/04
Last Prin Pay	01/20/19	12/20/14	03/20/12	03/20/10	10/20/08	10/20/07

Class B-1 To Maturity

CPR GRP 1	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR
CPR GRP 2 and GRP 3	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
WAL (yr)	12.33	9.14	7.04	5.89	5.08	4.43
MDUR (yr)	10.25	7.88	6.24	5.31	4.64	4.09
First Prin Pay	07/20/08	08/20/06	08/20/05	12/20/04	07/20/04	03/20/04
Last Prin Pay	06/20/32	06/20/32	06/20/32	06/20/32	06/20/32	06/20/32

Group 1 Available Funds Cap Schedule

Assumptions:
25% CPR
Hard Cap: 11%
To Call
1 Month LIBOR: 1.84%
6 Month LIBOR: 1.95%
1 Year CMT: 2.09%

The available funds cap is calculated using the above noted assumptions. In addition, 6 Month LIBOR and 1 Year CMT each increases to 20% after the first period.

* The "Excess Interest Component" quantifies the contribution of the excess cashflow available (prior to payment of the Class X Certificates) to pay any Carryover Shortfall Amount related to the Class 1A-1 Certificate.

Distribution Period	Act/360 GRP1 Available Funds Cap	Act/360 Excess Interest Component*	Distribution Period	Act/360 GRP1 Available Funds Cap	Act/360 Excess Interest Component*	Distribution Period	Act/360 GRP1 Available Funds Cap	Act/360 Excess Interest Component*	Distribution Period	Act/360 GRP1 Available Funds Cap	Act/360 Excess Interest Component*
1	7.68%	35.06%	31	5.20%	NA	61	10.10%	NA	91	10.10%	NA
2	5.20%	2.09%	32	11.00%	NA	62	10.10%	NA	92	11.00%	NA
3	5.37%	2.29%	33	10.01%	NA	63	10.44%	NA	93	10.10%	NA
4	5.20%	2.36%	34	10.35%	NA	64	10.10%	NA	94	10.44%	NA
5	5.37%	2.60%	35	10.01%	NA	65	10.44%	NA	95	10.10%	NA
6	5.20%	9.34%	36	10.35%	NA	66	10.10%	NA	96	10.44%	NA
7	5.20%	9.86%	37	10.01%	NA	67	10.10%	NA	97	10.10%	NA
8	5.76%	11.57%	38	10.07%	NA	68	10.80%	NA	98	10.10%	NA
9	5.20%	11.11%	39	10.40%	NA	69	10.10%	NA	99	10.44%	NA
10	5.37%	12.25%	40	10.07%	NA	70	10.44%	NA	100	10.10%	NA
11	5.20%	12.72%	41	10.40%	NA	71	10.10%	NA	101	10.44%	NA
12	5.37%	14.17%	42	10.07%	NA	72	10.44%	NA	102	10.10%	NA
13	5.20%	14.88%	43	10.07%	NA	73	10.10%	NA	103	10.10%	NA
14	5.20%	16.27%	44	11.00%	NA	74	10.10%	NA	104	11.00%	NA
15	5.37%	18.55%	45	10.09%	NA	75	10.44%	NA	105	10.10%	NA
16	5.20%	20.02%	46	10.42%	NA	76	10.10%	NA	106	10.44%	NA
17	5.37%	23.39%	47	10.09%	NA	77	10.44%	NA	107	10.10%	NA
18	5.20%	26.04%	48	10.42%	NA	78	10.10%	NA	108	10.44%	NA
19	5.20%	30.66%	49	10.09%	NA	79	10.10%	NA	109	10.10%	NA
20	5.56%	39.85%	50	10.09%	NA	80	11.00%	NA	110	10.10%	NA
21	5.20%	47.57%	51	10.42%	NA	81	10.10%	NA	111	10.44%	NA
22	5.37%	67.92%	52	10.09%	NA	82	10.44%	NA	112	10.10%	NA
23	5.20%	106.41%	53	10.42%	NA	83	10.10%	NA	113	10.44%	NA
24	5.37%	289.01%	54	10.09%	NA	84	10.44%	NA	114	10.10%	NA
25	5.20%	NA	55	10.09%	NA	85	10.10%	NA	115	10.10%	NA
26	5.20%	NA	56	11.00%	NA	86	10.10%	NA	116	10.80%	NA
27	5.37%	NA	57	10.10%	NA	87	10.44%	NA	117	10.10%	NA
28	5.20%	NA	58	10.44%	NA	88	10.10%	NA	118	10.44%	NA
29	5.37%	NA	59	10.10%	NA	89	10.44%	NA			
30	5.20%	NA	60	10.44%	NA	90	10.10%	NA			

Group 2 Available Funds Cap Schedule

Assumptions:
20% CPR
Hard Cap: 11%
To Call
1 Month LIBOR: 1.84%
6 Month LIBOR: 1.95%

The available funds cap is calculated using the above noted assumptions. In addition, 1 Month LIBOR and 6 Month LIBOR each increases to 20% after the first period.

Distribution Period	**30/360** GRP2 Available Funds Cap
1	3.41%
2	6.82%
3	6.82%
4	6.82%
5	6.82%
6	11.00%
7 and After	11.00%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Sequoia Mortgage Trust 8

Total Mortgage Loans

As of the Cut-off Date

			Minimum		Maximum	
TOTAL CURRENT BALANCE:	$647,892,025					
NUMBER OF LOANS:	1,635					
AVG CURRENT BALANCE:	$396,264		$32,000		$7,750,000	
AVG ORIGINAL BALANCE:	$398,162		$32,000		$7,750,000	
WAVG LOAN RATE:	4.172	%	3.125	%	6.625	%
WAVG SERVICING FEE:	0.361	%	0.250	%	0.875	%
WAVG NET LOAN RATE:	3.811	%	2.750	%	6.375	%
WAVG GROSS MARGIN:	1.833	%	0.875	%	3.000	%
WAVG MAXIMUM LOAN RATE:	11.768	%	10.000	%	12.000	%
WAVG PERIODIC RATE CAP:	1.010	%	0.000	%	2.000	%
WAVG FIRST RATE CAP:	4.971	%	0.000	%	5.000	%
WAVG ORIGINAL LTV:	69.58	%	15.15	%	100.00	%
WAVG EFFECTIVE LTV:	66.20	%	15.15	%	95.00	%
WAVG CREDIT SCORE:	731		565		820	
WAVG ORIGINAL TERM:	333	months	300	months	360	months
WAVG REMAINING TERM:	331	months	296	months	360	months
WAVG SEASONING:	2	months	0	months	8	months
WAVG NEXT RATE RESET:	8	months	1	months	34	months
WAVG RATE ADJ FREQ:	5	months	1	months	12	months
WAVG FIRST RATE ADJ FREQ:	10	months	1	months	36	months
WAVG IO ORIGINAL TERM:	83	months	0	months	120	months
WAVG IO REMAINING TERM:	81	months	0	months	119	months

TOP STATE CONCENTRATIONS ($): 26.92 % California, 12.65 % Florida, 7.09 % Georgia

MAXIMUM ZIP CODE CONCENTRATION ($): 1.35 % 92067 (Rancho Santa FE, CA)

	Minimum	Maximum
FIRST PAY DATE:	Dec 01, 2001	Aug 01, 2002
RATE CHANGE DATE:	Aug 01, 2002	May 01, 2005
MATURE DATE:	Mar 01, 2027	Jul 01, 2032

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
MSDWCC	751	$296,855,625.48	45.82	%
GreenPoint	662	235,405,016.45	36.33	
MLCC	222	115,631,382.89	17.85	
Total	1,635	$647,892,024.82	100.00	%

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
6 M LIBOR	1,175	$451,380,772.06	69.67	%
1 M LIBOR	458	195,401,004.48	30.16	
1 YR CMT	2	1,110,248.28	0.17	
Total	1,635	$647,892,024.82	100.00	%

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
ARM	1,413	$532,260,641.93	82.15	%
3 YR FIXED HYBRID ARM	222	115,631,382.89	17.85	
Total	1,635	$647,892,024.82	100.00	%

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Current	1,635	$647,892,024.82	100.00	%
Total	1,635	$647,892,024.82	100.00	%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
32,000.00 - 100,000.00	96	$7,644,603.70	1.18	%
100,000.01 - 200,000.00	354	55,574,720.83	8.58	
200,000.01 - 300,000.00	303	75,100,339.07	11.59	
300,000.01 - 400,000.00	312	109,244,974.88	16.86	
400,000.01 - 500,000.00	174	79,234,391.94	12.23	
500,000.01 - 600,000.00	144	80,098,578.60	12.36	
600,000.01 - 700,000.00	92	59,713,997.48	9.22	
700,000.01 - 800,000.00	44	33,308,241.38	5.14	
800,000.01 - 900,000.00	23	19,807,757.56	3.06	
900,000.01 - 1,000,000.00	39	37,823,269.67	5.84	
1,000,000.01 - 1,100,000.00	8	8,537,856.79	1.32	
1,100,000.01 - 1,200,000.00	10	11,486,371.12	1.77	
1,200,000.01 - 1,300,000.00	5	6,380,000.00	0.98	
1,300,000.01 - 1,400,000.00	3	4,048,000.00	0.62	
1,400,000.01 - 1,500,000.00	8	11,950,974.46	1.84	
1,500,000.01 - 1,600,000.00	3	4,675,000.00	0.72	
1,600,000.01 - 1,700,000.00	2	3,286,546.88	0.51	
1,700,000.01 - 1,800,000.00	3	5,350,000.00	0.83	
1,800,000.01 - 1,900,000.00	1	1,880,000.00	0.29	
1,900,000.01 - 2,000,000.00	7	13,999,958.33	2.16	
2,900,000.01 - 3,000,000.00	2	5,999,437.50	0.93	
4,900,000.01 - 5,000,000.00	1	4,997,004.63	0.77	
> 5,000,000.00	1	7,750,000.00	1.20	
Total	1,635	$647,892,024.82	100.00	%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
3.125 - 3.500	281	$109,686,546.13	16.93	%
3.501 - 4.000	775	279,380,012.83	43.12	
4.001 - 4.500	356	142,953,695.45	22.06	
4.501 - 5.000	9	4,509,266.18	0.70	
5.001 - 5.500	88	44,743,686.88	6.91	
5.501 - 6.000	102	51,411,578.56	7.94	
6.001 - 6.500	23	14,527,238.79	2.24	
6.501 - 6.625	1	680,000.00	0.10	
Total	1,635	$647,892,024.82	100.00	%

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.875	1	$197,000.00	0.03 %
1.125	1	318,600.00	0.05
1.500	265	103,152,002.86	15.92
1.625	515	181,388,151.27	28.00
1.750	59	20,091,098.91	3.10
1.875	104	34,329,541.68	5.30
2.000	341	164,055,924.84	25.32
2.125	339	129,328,387.26	19.96
2.250	1	7,750,000.00	1.20
2.375	5	5,816,569.72	0.90
2.500	1	122,500.00	0.02
2.750	2	1,110,248.28	0.17
3.000	1	232,000.00	0.04
Total	1,635	$647,892,024.82	100.00 %

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000	1,416	$533,275,359.93	82.31 %
2.000	2	1,110,248.28	0.17
5.000	217	113,506,416.61	17.52
Total	1,635	$647,892,024.82	100.00 %

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.000	1,416	$533,275,359.93	82.31 %
1.000	217	113,506,416.61	17.52
2.000	2	1,110,248.28	0.17
Total	1,635	$647,892,024.82	100.00 %

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.000	73	$37,622,880.28	5.81 %
11.000	146	75,081,521.82	11.59
12.000	1,416	535,187,622.72	82.60
Total	1,635	$647,892,024.82	100.00 %

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
300	751	$296,855,625.48	45.82	%
360	884	351,036,399.34	54.18	
Total	1,635	$647,892,024.82	100.00	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
296 - 300	751	$296,855,625.48	45.82	%
349 - 354	66	36,555,286.02	5.64	
355 - 360	818	314,481,113.32	48.54	
Total	1,635	$647,892,024.82	100.00	%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
<= 0	2	$1,110,248.28	0.17	%
25 - 30	65	36,192,018.53	5.59	
31 - 36	155	78,329,116.08	12.09	
55 - 60	662	235,405,016.45	36.33	
115 - 119	751	296,855,625.48	45.82	
Total	1,635	$647,892,024.82	100.00	%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
08/01/02	458	$195,401,004.48	30.16	%
09/01/02	1	272,000.00	0.04	
10/01/02	4	1,897,310.01	0.29	
11/01/02	284	102,659,411.76	15.85	
12/01/02	592	207,401,165.68	32.01	
01/01/03	74	24,629,750.00	3.80	
11/01/04	2	1,341,067.49	0.21	
12/01/04	19	10,564,632.29	1.63	
01/01/05	45	24,649,586.24	3.80	
02/01/05	54	27,524,372.10	4.25	
03/01/05	39	19,822,584.39	3.06	
04/01/05	40	19,318,292.82	2.98	
05/01/05	23	12,410,847.56	1.92	
Total	1,635	$647,892,024.82	100.00	%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.15 - 20.00	8	$2,406,788.13	0.37 %
20.01 - 30.00	26	10,045,351.82	1.55
30.01 - 40.00	61	32,824,119.49	5.07
40.01 - 50.00	101	44,104,403.56	6.81
50.01 - 60.00	179	79,284,557.86	12.24
60.01 - 70.00	307	126,311,402.50	19.50
70.01 - 80.00	728	269,584,616.05	41.61
80.01 - 90.00	59	20,645,436.24	3.19
90.01 - 100.00	166	62,685,349.17	9.68
Total	1,635	$647,892,024.82	100.00 %

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.15 - 20.00	8	$2,406,788.13	0.37 %
20.01 - 30.00	27	17,795,351.82	2.75
30.01 - 40.00	61	32,824,119.49	5.07
40.01 - 50.00	107	47,885,303.56	7.39
50.01 - 60.00	191	88,141,053.69	13.60
60.01 - 70.00	425	169,336,737.01	26.14
70.01 - 80.00	727	268,861,410.05	41.50
80.01 - 90.00	40	10,325,147.62	1.59
90.01 - 95.00	49	10,316,113.45	1.59
Total	1,635	$647,892,024.82	100.00 %

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Not Available	2	$945,910.01	0.15	%
560 - 579	2	1,537,000.00	0.24	
580 - 599	8	4,847,240.03	0.75	
600 - 619	14	7,587,517.48	1.17	
620 - 639	26	12,307,624.92	1.90	
640 - 659	45	17,352,461.27	2.68	
660 - 679	82	31,371,598.22	4.84	
680 - 699	201	92,207,852.62	14.23	
700 - 719	216	90,657,923.30	13.99	
720 - 739	229	87,375,516.30	13.49	
740 - 759	234	85,009,042.77	13.12	
760 - 779	280	107,638,852.47	16.61	
780 - 799	241	86,348,147.77	13.33	
800 - 999	55	22,705,337.66	3.50	
Total	1,635	$647,892,024.82	100.00	%

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Interest Only	1,633	$646,781,776.54	99.83	%
Fully Amortizing	2	1,110,248.28	0.17	
Total	1,635	$647,892,024.82	100.00	%

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Alternative Documentation	786	$315,360,412.12	48.67	%
Full Documentation	651	245,797,028.57	37.94	
Limited Documentation	161	69,962,648.15	10.80	
Income, No Asset	25	12,734,569.60	1.97	
No Ratio	9	2,405,684.38	0.37	
Asset, No Income	3	1,631,682.00	0.25	
Total	1,635	$647,892,024.82	100.00	%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Primary	1,438	$574,513,525.24	88.67	%
Second Home	155	64,681,160.43	9.98	
Investor	42	8,697,339.15	1.34	
Total	1,635	$647,892,024.82	100.00	%

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Single Family	1,023	$411,377,590.25	63.49	%
PUD	404	169,686,320.51	26.19	
Condominium	169	53,637,033.17	8.28	
Two-Four Family	24	7,401,730.89	1.14	
Cooperative	13	5,086,250.00	0.79	
Townhouse	2	703,100.00	0.11	
Total	1,635	$647,892,024.82	100.00	%

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Rate/Term Refinance	634	$247,210,942.73	38.16	%
Purchase	537	208,033,318.14	32.11	
Cash Out Refinance	464	192,647,763.95	29.73	
Total	1,635	$647,892,024.82	100.00	%

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	368	$174,404,307.22	26.92 %
Florida	193	81,959,908.42	12.65
Georgia	132	45,945,053.12	7.09
New York	69	34,073,593.11	5.26
New Jersey	73	28,349,516.77	4.38
Arizona	82	25,388,781.35	3.92
Illinois	66	23,079,786.32	3.56
Connecticut	34	23,062,045.62	3.56
Massachusetts	43	20,696,562.51	3.19
North Carolina	67	20,340,245.90	3.14
Texas	43	17,893,935.54	2.76
Michigan	54	15,416,174.12	2.38
Maryland	35	14,699,211.87	2.27
Colorado	41	13,226,460.72	2.04
Virginia	46	13,024,658.17	2.01
Nevada	23	13,018,779.20	2.01
Ohio	31	8,787,608.57	1.36
South Carolina	27	8,453,284.05	1.30
Pennsylvania	28	8,025,179.82	1.24
Minnesota	20	7,065,597.48	1.09
Oregon	22	6,100,218.54	0.94
Washington	17	5,137,968.94	0.79
Idaho	9	4,417,750.00	0.68
Hawaii	6	4,115,069.34	0.64
Alabama	13	3,998,350.93	0.62
Tennessee	17	3,472,516.20	0.54
Missouri	11	3,373,933.00	0.52
District of Columbia	7	2,952,150.00	0.46
Wisconsin	10	2,335,047.29	0.36
Louisiana	3	1,765,450.00	0.27
Utah	5	1,540,000.00	0.24
Arkansas	5	1,452,000.00	0.22
Indiana	5	1,398,275.00	0.22
Vermont	3	1,335,000.00	0.21
Oklahoma	3	1,215,000.00	0.19
Kentucky	4	1,010,823.28	0.16
New Mexico	3	932,823.59	0.14
Nebraska	2	875,675.29	0.14
Rhode Island	1	847,191.26	0.13
Maine	3	654,200.00	0.10
Kansas	4	636,796.77	0.10
Montana	2	419,895.51	0.06
North Dakota	1	$279,200.00	0.04 %

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

STATES (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
Mississippi	1	$212,000.00	0.03	%
New Hampshire	1	192,000.00	0.03	
West Virginia	1	188,000.00	0.03	
Delaware	1	124,000.00	0.02	
Total	1,635	$647,892,024.82	100.00	%

Sequoia Mortgage Trust 8

Group 1 Mortgage Loans
As of the Cut-off Date

TOTAL CURRENT BALANCE:	$115,631,383					
NUMBER OF LOANS:	222					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$520,862		$100,000		$1,500,000	
AVG ORIGINAL BALANCE:	$528,785		$302,000		$1,598,000	
WAVG LOAN RATE:	5.633	%	4.750	%	6.625	%
WAVG SERVICING FEE:	0.250	%	0.250	%	0.250	%
WAVG NET LOAN RATE:	5.383	%	4.500	%	6.375	%
WAVG GROSS MARGIN:	2.007	%	2.000	%	2.750	%
WAVG MAXIMUM LOAN RATE:	10.700	%	10.000	%	12.000	%
WAVG PERIODIC RATE CAP:	1.010	%	0.000	%	2.000	%
WAVG FIRST RATE CAP:	4.971	%	0.000	%	5.000	%
WAVG ORIGINAL LTV:	70.43	%	23.53	%	100.00	%
WAVG EFFECTIVE LTV:	65.62	%	23.53	%	95.00	%
WAVG CREDIT SCORE:	728		580		810	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	355	months	352	months	358	months
WAVG SEASONING:	5	months	2	months	8	months
WAVG NEXT RATE RESET:	31	months	28	months	34	months
WAVG RATE ADJ FREQ:	6	months	6	months	12	months
WAVG FIRST RATE ADJ FREQ:	36	months	36	months	36	months
WAVG IO ORIGINAL TERM:	36	months	0	months	36	months
WAVG IO REMAINING TERM:	31	months	0	months	34	months
TOP STATE CONCENTRATIONS ($):	23.46 % California, 9.83 % Florida, 7.92 % Texas					
MAXIMUM ZIP CODE CONCENTRATION ($):	3.63 % 06840 (New Canaan, CT)					
FIRST PAY DATE:			Dec 01, 2001		Jun 01, 2002	
RATE CHANGE DATE:			Nov 01, 2004		May 01, 2005	
MATURE DATE:			Nov 01, 2031		May 01, 2032	

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	222	$115,631,382.89	100.00 %
Total	222	$115,631,382.89	100.00 %

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	220	$114,521,134.61	99.04 %
1 YR CMT	2	1,110,248.28	0.96
Total	222	$115,631,382.89	100.00 %

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3 YR FIXED HYBRID ARM	222	$115,631,382.89	100.00 %
Total	222	$115,631,382.89	100.00 %

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	222	$115,631,382.89	100.00 %
Total	222	$115,631,382.89	100.00 %

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
100,000.00 - 100,000.00	1	$100,000.00	0.09	%
100,000.01 - 200,000.00	2	265,064.99	0.23	
300,000.01 - 400,000.00	78	27,413,699.38	23.71	
400,000.01 - 500,000.00	47	21,058,537.31	18.21	
500,000.01 - 600,000.00	42	23,447,080.30	20.28	
600,000.01 - 700,000.00	17	11,098,995.23	9.60	
700,000.01 - 800,000.00	13	9,739,479.79	8.42	
800,000.01 - 900,000.00	7	6,063,699.99	5.24	
900,000.01 - 1,000,000.00	10	9,820,435.00	8.49	
1,100,000.01 - 1,200,000.00	2	2,344,390.90	2.03	
1,200,000.01 - 1,300,000.00	1	1,280,000.00	1.11	
1,400,000.01 - 1,500,000.00	2	3,000,000.00	2.59	
Total	222	$115,631,382.89	100.00	%

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
4.750 - 5.000	8	$4,268,878.66	3.69	%
5.001 - 5.500	88	44,743,686.88	38.70	
5.501 - 6.000	102	51,411,578.56	44.46	
6.001 - 6.500	23	14,527,238.79	12.56	
6.501 - 6.625	1	680,000.00	0.59	
Total	222	$115,631,382.89	100.00	%

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
2.000	220	$114,521,134.61	99.04	%
2.750	2	1,110,248.28	0.96	
Total	222	$115,631,382.89	100.00	%

FIRST RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.000	3	$1,014,718.00	0.88	%
2.000	2	1,110,248.28	0.96	
5.000	217	113,506,416.61	98.16	
Total	222	$115,631,382.89	100.00	%

PERIODIC RATE CAP (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date	
0.000	3	$1,014,718.00	0.88	%
1.000	217	113,506,416.61	98.16	
2.000	2	1,110,248.28	0.96	
Total	222	$115,631,382.89	100.00	%

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
10.000	73	$37,622,880.28	32.54	%
11.000	146	75,081,521.82	64.93	
12.000	3	2,926,980.79	2.53	
Total	222	$115,631,382.89	100.00	%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
360	222	$115,631,382.89	100.00	%
Total	222	$115,631,382.89	100.00	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
352 - 354	66	$36,555,286.02	31.61	%
355 - 358	156	79,076,096.87	68.39	
Total	222	$115,631,382.89	100.00	%

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
<= 0	2	$1,110,248.28	0.96	%
25 - 30	65	36,192,018.53	31.30	
31 - 34	155	78,329,116.08	67.74	
Total	222	$115,631,382.89	100.00	%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
11/01/04	2	$1,341,067.49	1.16	%
12/01/04	19	10,564,632.29	9.14	
01/01/05	45	24,649,586.24	21.32	
02/01/05	54	27,524,372.10	23.80	
03/01/05	39	19,822,584.39	17.14	
04/01/05	40	19,318,292.82	16.71	
05/01/05	23	12,410,847.56	10.73	
Total	222	$115,631,382.89	100.00	%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
23.53 - 30.00	4	$2,119,979.70	1.83	%
30.01 - 40.00	6	3,989,624.18	3.45	
40.01 - 50.00	14	8,503,697.36	7.35	
50.01 - 60.00	31	18,387,565.11	15.90	
60.01 - 70.00	44	24,234,752.41	20.96	
70.01 - 80.00	70	33,199,296.28	28.71	
80.01 - 90.00	17	8,227,136.91	7.11	
90.01 - 100.00	36	16,969,330.94	14.68	
Total	222	$115,631,382.89	100.00	%

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
23.53 - 30.00	4	$2,119,979.70	1.83	%
30.01 - 40.00	6	3,989,624.18	3.45	
40.01 - 50.00	16	9,792,597.36	8.47	
50.01 - 60.00	31	18,387,565.11	15.90	
60.01 - 70.00	86	44,471,872.63	38.46	
70.01 - 80.00	69	32,805,696.28	28.37	
80.01 - 90.00	5	2,329,298.71	2.01	
90.01 - 95.00	5	1,734,748.92	1.50	
Total	222	$115,631,382.89	100.00	%

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
580 - 599	3	$1,606,840.03	1.39 %
600 - 619	3	1,717,599.86	1.49
620 - 639	5	2,125,123.17	1.84
640 - 659	13	6,189,723.97	5.35
660 - 679	12	6,444,453.84	5.57
680 - 699	25	16,330,584.51	14.12
700 - 719	26	14,279,562.14	12.35
720 - 739	22	10,177,823.06	8.80
740 - 759	37	19,248,205.65	16.65
760 - 779	40	21,406,088.73	18.51
780 - 799	27	10,555,331.93	9.13
800 - 999	9	5,550,046.00	4.80
Total	222	$115,631,382.89	100.00 %

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	220	$114,521,134.61	99.04 %
Fully Amortizing	2	1,110,248.28	0.96
Total	222	$115,631,382.89	100.00 %

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	105	$56,088,268.78	48.51 %
Alternative Documentation	52	24,454,956.08	21.15
Limited Documentation	40	22,353,588.43	19.33
Income, No Asset	25	12,734,569.60	11.01
Total	222	$115,631,382.89	100.00 %

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	207	$106,735,928.45	92.31 %
Second Home	14	8,478,754.44	7.33
Investor	1	416,700.00	0.36
Total	222	$115,631,382.89	100.00 %

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

PROPERTY TYPE:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
Single Family	159	$83,573,396.45	72.28 %
PUD	41	22,728,849.77	19.66
Condominium	20	8,723,195.55	7.54
Two-Four Family	1	505,941.12	0.44
Cooperative	1	100,000.00	0.09
Total	222	$115,631,382.89	100.00 %

PURPOSE:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
Rate/Term Refinance	115	$60,215,796.93	52.08 %
Cash Out Refinance	66	34,837,227.15	30.13
Purchase	41	20,578,358.81	17.80
Total	222	$115,631,382.89	100.00 %

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	51	$27,132,284.49	23.46 %
Florida	20	11,367,923.07	9.83
Texas	18	9,154,681.04	7.92
New Jersey	18	9,026,126.51	7.81
Connecticut	11	8,104,353.36	7.01
Georgia	13	6,569,033.39	5.68
Illinois	15	6,402,164.12	5.54
Michigan	12	5,961,838.92	5.16
Massachusetts	8	4,443,811.48	3.84
New York	7	3,150,767.48	2.72
Colorado	7	2,911,980.03	2.52
Nevada	3	2,298,236.00	1.99
North Carolina	4	2,071,998.92	1.79
Maryland	3	1,520,450.42	1.31
Arizona	2	1,347,502.97	1.17
Missouri	3	1,340,083.00	1.16
Minnesota	3	1,317,500.00	1.14
Washington	2	1,230,217.36	1.06
Pennsylvania	3	1,215,209.00	1.05
District of Columbia	2	1,187,400.00	1.03
Indiana	2	1,057,475.00	0.91
Alabama	3	1,030,749.24	0.89
Kentucky	2	818,123.28	0.71
Tennessee	1	800,000.00	0.69
Nebraska	1	720,000.00	0.62
Wisconsin	2	686,370.11	0.59
Idaho	1	600,000.00	0.52
South Carolina	1	600,000.00	0.52
Louisiana	1	423,950.00	0.37
Ohio	1	414,833.44	0.36
Arkansas	1	400,000.00	0.35
Virginia	1	326,320.26	0.28
Total	222	$115,631,382.89	100.00 %

Sequoia Mortgage Trust 8

Group 2 Mortgage Loans
As of the Cut-off Date

			Minimum		Maximum	
TOTAL CURRENT BALANCE:	$480,363,138					
NUMBER O F LOANS:	1,260					
AVG CURRENT BALANCE:	$381,241		$32,000		$7,750,000	
AVG ORIGINAL BALANCE:	$382,136		$32,000		$7,750,000	
WAVG LOAN RATE:	3.807	%	3.125	%	4.500	%
WAVG SERVICING FEE:	0.386	%	0.375	%	0.875	%
WAVG NET LOAN RATE:	3.420	%	2.750	%	4.125	%
WAVG GROSS MARGIN:	1.760	%	0.875	%	3.000	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	69.62	%	16.93	%	100.00	%
WAVG EFFECTIVE LTV:	66.22	%	16.93	%	95.00	%
WAVG CREDIT SCORE:	732		565		820	
WAVG ORIGINAL TERM:	323	months	300	months	360	months
WAVG REMAINING TERM:	322	months	296	months	360	months
WAVG SEASONING:	1	months	0	months	4	months
WAVG NEXT RATE RESET:	3	months	1	months	6	months
WAVG RATE ADJ FREQ:	4	months	1	months	6	months
WAVG FIRST RATE ADJ FREQ:	4	months	1	months	6	months
WAVG IO ORIGINAL TERM:	97	months	60	months	120	months
WAVG IO REMAINING TERM:	96	months	58	months	119	months

TOP STATE CONCENTRATIONS ($): 26.18 % California, 14.35 % Florida, 7.39 % Georgia
MAXIMUM ZIP CODE CONCENTRATION ($): 1.82 % 92067 (Rancho Santa FE, CA)

	Minimum	Maximum
FIRST PAY DATE:	Apr 01, 2002	Aug 01, 2002
RATE CHANGE DATE:	Aug 01, 2002	Jan 01, 2003
MATURE DATE:	Mar 01, 2027	Jul 01, 2032

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MSDWCC	751	$296,855,625.48	61.80 %
GreenPoint	509	183,507,512.26	38.20
Total	1,260	$480,363,137.74	100.00 %

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6 M LIBOR	802	$284,962,133.26	59.32 %
1 M LIBOR	458	195,401,004.48	40.68
Total	1,260	$480,363,137.74	100.00 %

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	1,260	$480,363,137.74	100.00 %
Total	1,260	$480,363,137.74	100.00 %

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	1,260	$480,363,137.74	100.00 %
Total	1,260	$480,363,137.74	100.00 %

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
32,000.00 - 100,000.00	82	$6,485,377.66	1.35 %
100,000.01 - 200,000.00	316	49,756,537.73	10.36
200,000.01 - 300,000.00	267	66,282,353.53	13.80
300,000.01 - 400,000.00	210	73,615,639.15	15.32
400,000.01 - 500,000.00	114	52,255,860.09	10.88
500,000.01 - 600,000.00	89	49,371,804.67	10.28
600,000.01 - 700,000.00	68	44,142,452.25	9.19
700,000.01 - 800,000.00	27	20,565,761.59	4.28
800,000.01 - 900,000.00	16	13,744,057.57	2.86
900,000.01 - 1,000,000.00	26	25,027,834.67	5.21
1,000,000.01 - 1,100,000.00	7	7,487,856.81	1.56
1,100,000.01 - 1,200,000.00	6	6,840,680.22	1.42
1,200,000.01 - 1,300,000.00	3	3,850,000.00	0.80
1,300,000.01 - 1,400,000.00	3	4,048,000.00	0.84
1,400,000.01 - 1,500,000.00	6	8,950,974.46	1.86
1,500,000.01 - 1,600,000.00	3	4,675,000.00	0.97
1,600,000.01 - 1,700,000.00	2	3,286,546.88	0.68
1,700,000.01 - 1,800,000.00	3	5,350,000.00	1.11
1,800,000.01 - 1,900,000.00	1	1,880,000.00	0.39
1,900,000.01 - 2,000,000.00	7	13,999,958.33	2.91
2,900,000.01 - 3,000,000.00	2	5,999,437.50	1.25
4,900,000.01 - 5,000,000.00	1	4,997,004.63	1.04
> 5,000,000.00	1	7,750,000.00	1.61
Total	1,260	$480,363,137.74	100.00 %

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.125 - 3.500	281	$109,686,546.13	22.83 %
3.501 - 4.000	775	279,380,012.83	58.16
4.001 - 4.500	204	91,296,578.78	19.01
Total	1,260	$480,363,137.74	100.00 %

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
0.875	1	$197,000.00	0.04	%
1.125	1	318,600.00	0.07	
1.500	265	103,152,002.86	21.47	
1.625	515	181,388,151.27	37.76	
1.750	59	20,091,098.91	4.18	
1.875	104	34,329,541.68	7.15	
2.000	121	49,534,790.23	10.31	
2.125	187	77,671,270.59	16.17	
2.250	1	7,750,000.00	1.61	
2.375	4	5,576,182.20	1.16	
2.500	1	122,500.00	0.03	
3.000	1	232,000.00	0.05	
Total	1,260	$480,363,137.74	100.00	%

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
12.000	1,260	$480,363,137.74	100.00	%
Total	1,260	$480,363,137.74	100.00	%

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
300	751	$296,855,625.48	61.80	%
360	509	183,507,512.26	38.20	
Total	1,260	$480,363,137.74	100.00	%

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
296 - 300	751	$296,855,625.48	61.80	%
355 - 360	509	183,507,512.26	38.20	
Total	1,260	$480,363,137.74	100.00	%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
58 - 60	509	$183,507,512.26	38.20	%
115 - 119	751	296,855,625.48	61.80	
Total	1,260	$480,363,137.74	100.00	%

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
08/01/02	458	$195,401,004.48	40.68	%
09/01/02	1	272,000.00	0.06	
10/01/02	3	1,177,310.01	0.25	
11/01/02	260	95,498,339.12	19.88	
12/01/02	481	169,801,284.13	35.35	
01/01/03	57	18,213,200.00	3.79	
Total	1,260	$480,363,137.74	100.00	%

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	
16.93 - 20.00	5	$1,106,788.13	0.23	%
20.01 - 30.00	21	7,813,872.12	1.63	
30.01 - 40.00	49	25,501,566.77	5.31	
40.01 - 50.00	75	31,114,856.22	6.48	
50.01 - 60.00	136	56,424,195.64	11.75	
60.01 - 70.00	233	90,267,639.70	18.79	
70.01 - 80.00	594	215,263,936.13	44.81	
80.01 - 90.00	33	10,273,499.33	2.14	
90.01 - 100.00	114	42,596,783.70	8.87	
Total	1,260	$480,363,137.74	100.00	%

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
16.93 - 20.00	5	$1,106,788.13	0.23 %
20.01 - 30.00	22	15,563,872.12	3.24
30.01 - 40.00	49	25,501,566.77	5.31
40.01 - 50.00	79	33,606,856.22	7.00
50.01 - 60.00	148	65,280,691.47	13.59
60.01 - 70.00	309	113,055,853.99	23.54
70.01 - 80.00	594	214,934,330.13	44.74
80.01 - 90.00	26	5,851,048.91	1.22
90.01 - 95.00	28	5,462,130.00	1.14
Total	1,260	$480,363,137.74	100.00 %

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	2	$945,910.01	0.20 %
560 - 579	2	1,537,000.00	0.32
580 - 599	5	3,240,400.00	0.67
600 - 619	11	5,869,917.62	1.22
620 - 639	21	10,182,501.75	2.12
640 - 659	32	11,162,737.30	2.32
660 - 679	63	22,333,294.38	4.65
680 - 699	157	68,567,891.36	14.27
700 - 719	164	64,103,061.62	13.34
720 - 739	184	70,715,144.40	14.72
740 - 759	165	56,278,530.64	11.72
760 - 779	219	79,152,979.62	16.48
780 - 799	195	70,163,282.38	14.61
800 - 820	40	16,110,486.66	3.35
Total	1,260	$480,363,137.74	100.00 %

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	1,260	$480,363,137.74	100.00 %
Total	1,260	$480,363,137.74	100.00 %

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alternative Documentation	734	$290,905,456.04	60.56 %
Full Documentation	426	150,537,994.53	31.34
Limited Documentation	88	34,882,320.79	7.26
No Ratio	9	2,405,684.38	0.50
Asset, No Income	3	1,631,682.00	0.34
Total	1,260	$480,363,137.74	100.00 %

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,086	$417,633,892.60	86.94 %
Second Home	135	54,589,905.99	11.36
Investor	39	8,139,339.15	1.69
Total	1,260	$480,363,137.74	100.00 %

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	770	$294,446,472.22	61.30 %
PUD	316	130,911,688.13	27.25
Condominium	137	42,419,837.62	8.83
Two-Four Family	23	6,895,789.77	1.44
Cooperative	12	4,986,250.00	1.04
Townhouse	2	703,100.00	0.15
Total	1,260	$480,363,137.74	100.00 %

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	438	$169,512,277.81	35.29 %
Rate/Term Refinance	449	162,847,340.24	33.90
Cash Out Refinance	373	148,003,519.69	30.81
Total	1,260	$480,363,137.74	100.00 %

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	266	$125,738,655.75	26.18 %
Florida	167	68,919,459.31	14.35
Georgia	104	35,497,211.21	7.39
New York	62	30,922,825.63	6.44
New Jersey	54	19,090,390.26	3.97
North Carolina	53	16,908,664.24	3.52
Arizona	55	16,906,909.59	3.52
Massachusetts	35	16,252,751.03	3.38
Illinois	49	15,984,672.20	3.33
Connecticut	21	14,209,592.26	2.96
Maryland	31	13,035,961.47	2.71
Virginia	41	11,592,822.55	2.41
Colorado	33	9,754,480.69	2.03
Nevada	19	9,670,543.22	2.01
Michigan	38	8,207,242.49	1.71
Ohio	29	8,084,775.13	1.68
Texas	23	7,450,354.50	1.55
South Carolina	22	6,850,292.81	1.43
Pennsylvania	23	6,542,170.82	1.36
Minnesota	14	4,982,097.50	1.04
Hawaii	6	4,115,069.34	0.86
Oregon	14	3,840,218.54	0.80
Alabama	10	2,967,601.69	0.62
Tennessee	16	2,672,516.20	0.56
Washington	11	2,278,099.71	0.47
Missouri	8	2,033,850.00	0.42
Wisconsin	8	1,648,677.18	0.34
Idaho	5	1,575,250.00	0.33
Utah	5	1,540,000.00	0.32
Louisiana	2	1,341,500.00	0.28
Vermont	3	1,335,000.00	0.28
District of Columbia	4	1,296,000.00	0.27
Arkansas	4	1,052,000.00	0.22
Oklahoma	2	1,015,000.00	0.21
New Mexico	3	932,823.59	0.19
Rhode Island	1	847,191.26	0.18
Maine	3	654,200.00	0.14
Kansas	4	636,796.77	0.13
Montana	2	419,895.51	0.09
Indiana	3	340,800.00	0.07
North Dakota	1	279,200.00	0.06
Mississippi	1	$212,000.00	0.04 %

STATES (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
New Hampshire	1	$192,000.00	0.04 %
West Virginia	1	188,000.00	0.04
Nebraska	1	155,675.29	0.03
Delaware	1	124,000.00	0.03
Kentucky	1	67,900.00	0.01
Total	1,260	$480,363,137.74	100.00 %

Sequoia Mortgage Trust 8

Group 3 Mortgage Loans

As of the Cut-off Date

TOTAL CURRENT BALANCE:	$51,897,504					
NUMBER OF LOANS:	153					
			Minimum		**Maximum**	
AVG CURRENT BALANCE:	$339,199		$53,800		$1,250,000	
AVG ORIGINAL BALANCE:	$340,612		$53,800		$1,250,000	
WAVG LOAN RATE:	4.292	%	4.250	%	4.625	%
WAVG SERVICING FEE:	0.375	%	0.375	%	0.375	%
WAVG NET LOAN RATE:	3.917	%	3.875	%	4.250	%
WAVG GROSS MARGIN:	2.126	%	2.125	%	2.375	%
WAVG MAXIMUM LOAN RATE:	12.000	%	12.000	%	12.000	%
WAVG PERIODIC RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG FIRST RATE CAP:	0.000	%	0.000	%	0.000	%
WAVG ORIGINAL LTV:	67.30	%	15.15	%	95.00	%
WAVG EFFECTIVE LTV:	67.30	%	15.15	%	95.00	%
WAVG CREDIT SCORE:	734		670		816	
WAVG ORIGINAL TERM:	360	months	360	months	360	months
WAVG REMAINING TERM:	359	months	357	months	360	months
WAVG SEASONING:	1	months	0	months	3	months
WAVG NEXT RATE RESET:	5	months	3	months	6	months
WAVG RATE ADJ FREQ:	6	months	6	months	6	months
WAVG FIRST RATE ADJ FREQ:	6	months	6	months	6	months
WAVG IO ORIGINAL TERM:	60	months	60	months	60	months
WAVG IO REMAINING TERM:	59	months	57	months	60	months

TOP STATE CONCENTRATIONS ($):	41.49 % California, 13.75 % Arizona, 7.47 % Georgia
MAXIMUM ZIP CODE CONCENTRATION ($):	3.94 % 83333 (Hailey, ID)

	Minimum	Maximum
FIRSTPAY DATE:	May 01, 2002	Aug 01, 2002
RATE CHANGE DATE:	Oct 01, 2002	Jan 01, 2003
MATURE DATE:	Apr 01, 2032	Jul 01, 2032

ORIGINATOR:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
GreenPoint	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

INDEX:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
LIBOR 6 M	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
ARM	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

DELINQUENCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

CURRENT BALANCE ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
53,800.00 - 100,000.00	13	$1,059,226.04	2.04 %
100,000.01 - 200,000.00	36	5,553,118.11	10.70
200,000.01 - 300,000.00	36	8,817,985.54	16.99
300,000.01 - 400,000.00	24	8,215,636.35	15.83
400,000.01 - 500,000.00	13	5,919,994.54	11.41
500,000.01 - 600,000.00	13	7,279,693.63	14.03
600,000.01 - 700,000.00	7	4,472,550.00	8.62
700,000.01 - 800,000.00	4	3,003,000.00	5.79
900,000.01 - 1,000,000.00	3	2,975,000.00	5.73
1,000,000.01 - 1,100,000.00	1	1,049,999.98	2.02
1,100,000.01 - 1,200,000.00	2	2,301,300.00	4.43
1,200,000.01 - 1,250,000.00	1	1,250,000.00	2.41
Total	153	$51,897,504.19	100.00 %

LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.250 - 4.500	152	$51,657,116.67	99.54 %
4.501 - 4.625	1	240,387.52	0.46
Total	153	$51,897,504.19	100.00 %

GROSS MARGIN (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.125	152	$51,657,116.67	99.54 %
2.375	1	240,387.52	0.46
Total	153	$51,897,504.19	100.00 %

MAXIMUM LOAN RATE (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.000	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

ORIGINAL TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
357 - 360	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

IO REMAINING TERM (Months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
57 - 60	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/01/02	1	$720,000.00	1.39 %
11/01/02	24	7,161,072.64	13.80
12/01/02	111	37,599,881.55	72.45
01/01/03	17	6,416,550.00	12.36
Total	153	$51,897,504.19	100.00 %

ORIGINAL LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.15 - 20.00	3	$1,300,000.00	2.50 %
20.01 - 30.00	1	111,500.00	0.21
30.01 - 40.00	6	3,332,928.54	6.42
40.01 - 50.00	12	4,485,849.98	8.64
50.01 - 60.00	12	4,472,797.11	8.62
60.01 - 70.00	30	11,809,010.39	22.75
70.01 - 80.00	64	21,121,383.64	40.70
80.01 - 90.00	9	2,144,800.00	4.13
90.01 - 95.00	16	3,119,234.53	6.01
Total	153	$51,897,504.19	100.00 %

EFFECTIVE LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
15.15 - 20.00	3	$1,300,000.00	2.50 %
20.01 - 30.00	1	111,500.00	0.21
30.01 - 40.00	6	3,332,928.54	6.42
40.01 - 50.00	12	4,485,849.98	8.64
50.01 - 60.00	12	4,472,797.11	8.62
60.01 - 70.00	30	11,809,010.39	22.75
70.01 - 80.00	64	21,121,383.64	40.70
80.01 - 90.00	9	2,144,800.00	4.13
90.01 - 95.00	16	3,119,234.53	6.01
Total	153	$51,897,504.19	100.00 %

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
670 - 679	7	$2,593,850.00	5.00 %
680 - 699	19	7,309,376.75	14.08
700 - 719	26	12,275,299.54	23.65
720 - 739	23	6,482,548.84	12.49
740 - 759	32	9,482,306.48	18.27
760 - 779	21	7,079,784.12	13.64
780 - 799	19	5,629,533.46	10.85
800 - 816	6	1,044,805.00	2.01
Total	153	$51,897,504.19	100.00 %

AMORTIZATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Interest Only	153	$51,897,504.19	100.00 %
Total	153	$51,897,504.19	100.00 %

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	120	$39,170,765.26	75.48 %
Limited Documentation	33	12,726,738.93	24.52
Total	153	$51,897,504.19	100.00 %

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	145	$50,143,704.19	96.62 %
Second Home	6	1,612,500.00	3.11
Investor	2	141,300.00	0.27
Total	153	$51,897,504.19	100.00 %

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	94	$33,357,721.58	64.28 %
PUD	47	16,045,782.61	30.92
Condominium	12	2,494,000.00	4.81
Total	153	$51,897,504.19	100.00 %

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rate/Term Refinance	70	$24,147,805.56	46.53 %
Purchase	58	17,942,681.52	34.57
Cash Out Refinance	25	9,807,017.11	18.90
Total	153	$51,897,504.19	100.00 %

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	51	$21,533,366.98	41.49 %
Arizona	25	7,134,368.79	13.75
Georgia	15	3,878,808.52	7.47
Oregon	8	2,260,000.00	4.35
Idaho	3	2,242,500.00	4.32
Florida	6	1,672,526.04	3.22
Washington	4	1,629,651.87	3.14
North Carolina	10	1,359,582.74	2.62
Texas	2	1,288,900.00	2.48
Michigan	4	1,247,092.71	2.40
Virginia	4	1,105,515.36	2.13
Nevada	1	1,049,999.98	2.02
South Carolina	4	1,002,991.24	1.93
Minnesota	3	765,999.98	1.48
Connecticut	2	748,100.00	1.44
Illinois	2	692,950.00	1.34
Colorado	1	560,000.00	1.08
District of Columbia	1	468,750.00	0.90
Ohio	1	288,000.00	0.55
Pennsylvania	2	267,800.00	0.52
New Jersey	1	233,000.00	0.45
Oklahoma	1	200,000.00	0.39
Maryland	1	142,799.98	0.28
Kentucky	1	124,800.00	0.24
Total	153	$51,897,504.19	100.00 %